EXHIBIT 21.00
SUBSIDIARIES OF THE COMPANY AND
OWNERSHIP OF SUBSIDIARY STOCK

	STATE/COUNTRY OF	% OF SHARES OWNED
NAME OF SUBSIDIARY	INCORPORATION	BY THE CORPORATION*
Wabash National GmbH	Germany	100%
Wabash National Trailer Centers, Inc	Delaware	100%
WNC Cloud Merger Sub, Inc	Arkansas	100%
Cloud Oak Flooring Company, Inc	Arkansas	100%
Wabash National L.P.	Delaware	100%
Wabash National Lease Receivables, L.P.	Delaware	100%
Wabash National Services L.P.	Delaware	100%
Wabash Financing LLC	Delaware	100%
RoadRailer Mercosul, Ltda	Brazil	50%
RoadRailer Technology Development Company, Ltd.	China	81%
National Trailer Funding LLC	Delaware	100%
Continental Transit Corporation	Indiana	100%
FTSI Canada, Ltd.	Canada	100%
Wabash Receivables, LLC	Delaware	100%
WNC Receivables Management Corp.	Delaware	100%
FTSI Distribution Company, L.P.	Delaware	100%

*	Includes both direct and indirect ownership by the parent, Wabash National Corporation